Alternative Liquidity Index announces offer to purchase shares in NanoFlex Power Corporation

Minnetonka, MN   January 19, 2022

Alternative Liquidity Index LP has announced an offer to purchase up to 13,132,600 Shares of NanoFlex Power Corporation (the “Shares”), an amount equal to approximately 4.99% of the total issued Shares at a price of $0.01(the “Offer”).  The Shares are traded on the OTC Markets Expert Market under the symbol “OPVS”, but overall trading volume is low.  Consequently, it may be difficult for Shareholders to sell their Shares.

The Purchase Price represents a premium to the most recent trading price as of the date of the Offer. The Purchaser is a Delaware Limited Partnership and is not affiliated with NanoFlex Power Corporation. The Offer is being made solely for the Purchaser to establish a passive ownership position in the Shares.

Shareholders should read the Offer and related material carefully because they contain important information. Shareholders are urged to consult with financial and other professional advisors before making any decisions regarding the Offer. This announcement is intended as a notification that the Offer has been made, and does not constitute an invitation to sell. Any action that any Shareholder may take in relation to the Offer is only able to be taken once they receive a copy of the Offer which contains the applicable terms and conditions.

Shareholders may obtain a free copy of the Offer and Assignment Form without charge by visiting our website at: https://www.alternativeliquidity.net or by calling us at. (888) 884-8796. Investors may also contact us at info@alternativeliquidty.net to answer questions about the Offer or to obtain Offer documents.